Exhibit 99.2
CELESTICA INC.
CONDENSED CONSOLIDATED BALANCE SHEET
(in millions of U.S. dollars)
(unaudited)

	Note	December 31 2021	June 30 2022

Assets
Current assets:
Cash and cash equivalents		$394.0	$365.5
Accounts receivable	5	1,260.3	1,211.1
Inventories	6&14	1,697.0	2,107.8
Income taxes receivable		8.6	9.3
Other current assets	14	75.4	203.8
Total current assets		3,435.3	3,897.5

Property, plant and equipment		338.7	330.3
Right-of-use assets		113.8	133.6
Goodwill	4	324.2	321.7
Intangible assets		382.0	365.5
Deferred income taxes		47.7	55.4
Other non-current assets		25.2	36.5
Total assets		$4,666.9	$5,140.5

Liabilities and Equity
Current liabilities:
Current portion of borrowings under credit facility and lease obligations	7	$51.5	$69.5
Accounts payable		1,238.3	1,506.2
Accrued and other current liabilities	6	884.3	1,016.3
Income taxes payable		62.3	71.4
Current portion of provisions		17.1	18.2
Total current liabilities		2,253.5	2,681.6

Long-term portion of borrowings under credit facility and lease obligations	7	742.9	734.9
Pension and non-pension post-employment benefit obligations		107.5	105.7
Provisions and other non-current liabilities		39.8	34.4
Deferred income taxes		60.2	54.3
Total liabilities		3,203.9	3,610.9

Equity:
Capital stock	8	1,764.5	1,739.6
Treasury stock	8	(48.9)	(28.8)
Contributed surplus		1,029.8	1,041.7
Deficit		(1,255.6)	(1,198.2)
Accumulated other comprehensive loss		(26.8)	(24.7)
Total equity		1,463.0	1,529.6
Total liabilities and equity		$4,666.9	$5,140.5

Commitments and Contingencies (note 13).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
(in millions of U.S. dollars, except per share amounts)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2021	2022	2021	2022

Revenue	3	$1,420.3	$1,717.2	$2,655.2	$3,284.1
Cost of sales	6	1,302.3	1,567.3	2,435.7	3,001.7
Gross profit		118.0	149.9	219.5	282.4
Selling, general and administrative expenses (SG&A)		58.8	71.0	117.6	136.7
Research and development		9.0	8.8	17.8	20.2
Amortization of intangible assets		5.6	9.9	11.2	19.9
Other charges (recoveries)	9	2.2	(2.5)	6.8	2.3
Earnings from operations		42.4	62.7	66.1	103.3
Finance costs	7	7.6	13.1	15.6	22.9
Earnings before income taxes		34.8	49.6	50.5	80.4
Income tax expense (recovery)	10
Current		8.8	23.5	19.5	37.0
Deferred		(0.3)	(9.5)	(5.8)	(14.0)
		8.5	14.0	13.7	23.0
Net earnings for the period		$26.3	$35.6	$36.8	$57.4

Basic earnings per share		$0.21	$0.29	$0.29	$0.46
Diluted earnings per share		$0.21	$0.29	$0.29	$0.46

Shares used in computing per share amounts (in millions):
Basic		127.6	124.0	128.2	124.3
Diluted		127.6	124.0	128.3	124.3

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME
(in millions of U.S. dollars)
(unaudited)

	Three months ended		Six months ended
	June 30		June 30
	2021	2022	2021	2022

Net earnings for the period	$26.3	$35.6	$36.8	$57.4
Other comprehensive income (loss), net of tax:
Items that may be reclassified to net earnings:
Currency translation differences for foreign operations	(0.2)	(5.1)	(4.6)	(7.9)
Changes from currency forward derivative hedges	(1.6)	(8.5)	(11.5)	(5.5)
Changes from interest rate swap derivative hedges	1.5	5.0	4.8	15.5
Total comprehensive income for the period	$26.0	$27.0	$25.5	$59.5

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(in millions of U.S. dollars)
(unaudited)

	Note	Capital stock (note 8)	Treasury stock (note 8)	Contributed surplus	Deficit	Accumulated other comprehensive loss (a)	Total equity
Balance -- January 1, 2021		$1,834.2	$(15.7)	$974.5	$(1,368.8)	$(15.2)	$1,409.0
Capital transactions:	8
Repurchase of capital stock for cancellation(b)		(36.2)	—	13.6	—	—	(22.6)
Equity-settled stock-based compensation (SBC)		—	13.4	3.0	—	—	16.4
Total comprehensive income (loss):
Net earnings for the period		—	—	—	36.8	—	36.8
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(4.6)	(4.6)
Changes from currency forward derivative hedges		—	—	—	—	(11.5)	(11.5)
Changes from interest rate swap derivative hedges		—	—	—	—	4.8	4.8
Balance -- June 30, 2021		$1,798.0	$(2.3)	$991.1	$(1,332.0)	$(26.5)	$1,428.3

Balance -- January 1, 2022		$1,764.5	$(48.9)	$1,029.8	$(1,255.6)	$(26.8)	$1,463.0
Capital transactions:	8
Issuance of capital stock		0.5	—	(0.4)	—	—	0.1
Repurchase of capital stock for cancellation (c)		(25.4)	(0.4)	15.7	—	—	(10.1)
Purchase of treasury stock for SBC plans (d)		—	(11.1)	—	—	—	(11.1)
Equity-settled SBC		—	31.6	(3.4)	—	—	28.2
Total comprehensive income (loss):
Net earnings for the period		—	—	—	57.4	—	57.4
Other comprehensive income (loss), net of tax:
Currency translation differences for foreign operations		—	—	—	—	(7.9)	(7.9)
Changes from currency forward derivative hedges		—	—	—	—	(5.5)	(5.5)
Changes from interest rate swap derivative hedges		—	—	—	—	15.5	15.5
Balance -- June 30, 2022		$1,739.6	$(28.8)	$1,041.7	$(1,198.2)	$(24.7)	$1,529.6

(a)Accumulated other comprehensive loss is net of tax.
(b)Consists of $18.7 we paid to repurchase subordinate voting shares (SVS) for cancellation during the first half of 2021 and an accrual of $18.9 for the contractual maximum number of permitted SVS repurchases (Contractual Maximum) as of June 30, 2021 under an automatic share purchase plan (ASPP) executed in June 2021, offset in part by the reversal of a $15.0 prior accrual as of December 31, 2020 for the Contractual Maximum as of December 31, 2020 under an ASPP executed in December 2020. (see note 8).
(c)We paid $17.6 during the first half of 2022 to repurchase SVS for cancellation under our normal course issuer bid, offset in part by the reversal of $7.5 accrued as of December 31, 2021 under an ASPP executed in December 2021 for such purpose (see note 8).
(d)We paid $44.9 during the first half of 2022 to repurchase SVS for delivery obligations under our SBC plans, offset in part by the reversal of $33.8 accrued as of December 31, 2021 under a separate ASPP executed in December 2021 for such purpose (see note 8).

The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
CONDENSED CONSOLIDATED STATEMENT OF CASH FLOWS
(in millions of U.S. dollars)
(unaudited)

		Three months ended		Six months ended
		June 30		June 30
	Note	2021	2022	2021	2022

Cash provided by (used in):
Operating activities:
Net earnings for the period		$26.3	$35.6	$36.8	$57.4
Adjustments to net earnings for items not affecting cash:
Depreciation and amortization		30.6	35.9	60.9	71.8
Equity-settled employee SBC expense	8	5.5	13.2	15.6	27.8
Other charges (recoveries)	9	0.5	0.6	(0.6)	0.9
Finance costs		7.6	13.1	15.6	22.9
Income tax expense		8.5	14.0	13.7	23.0
Other		8.7	1.7	14.3	2.4
Changes in non-cash working capital items:
Accounts receivable		(121.9)	32.3	6.5	49.2
Inventories	14	(71.3)	(263.8)	(133.4)	(501.6)
Other current assets	14	5.5	(28.6)	3.8	(39.1)
Accounts payable, accrued and other current liabilities and provisions		161.5	251.3	94.2	435.1
Non-cash working capital changes		(26.2)	(8.8)	(28.9)	(56.4)
Net income tax paid		(5.0)	(18.4)	(22.1)	(27.6)
Net cash provided by operating activities		56.5	86.9	105.3	122.2

Investing activities:
Purchase of computer software and property, plant and equipment		(9.5)	(21.6)	(22.1)	(38.0)
Proceeds related to the sale of assets		—	0.1	—	0.1
Net cash used in investing activities		(9.5)	(21.5)	(22.1)	(37.9)

Financing activities:
Repayments under term loans	7	—	(4.5)	(30.0)	(9.1)
Lease payments		(10.4)	(11.9)	(20.0)	(23.1)
Issuance of capital stock		—	—	—	0.1
Repurchase of capital stock for cancellation	8	(13.4)	(9.8)	(18.7)	(17.6)
Purchase of treasury stock for stock-based plans	8	—	(10.1)	—	(44.9)
Finance costs paid(a)	7	(5.4)	(10.2)	(11.1)	(18.2)
Net cash used in financing activities		(29.2)	(46.5)	(79.8)	(112.8)

Net increase (decrease) in cash and cash equivalents		17.8	18.9	3.4	(28.5)
Cash and cash equivalents, beginning of period		449.4	346.6	463.8	394.0
Cash and cash equivalents, end of period		$467.2	$365.5	$467.2	$365.5
(a) Finance costs paid include debt issuance costs paid of nil and $0.8 in the three and six months ended June 30, 2022, respectively (nil in the three and six months ended June 30, 2021).
The accompanying notes are an integral part of these unaudited interim condensed consolidated financial statements.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

1.             REPORTING ENTITY

Celestica Inc. (Celestica) is incorporated in Ontario with its corporate headquarters located in Toronto, Ontario, Canada. Celestica’s subordinate voting shares (SVS) are listed on the Toronto Stock Exchange (TSX) and the New York Stock Exchange (NYSE).

2.             BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

Statement of compliance:

These unaudited interim condensed consolidated financial statements for the period ended June 30, 2022 (Q2 2022 Interim Financial Statements) have been prepared in accordance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and the accounting policies we have adopted in accordance with International Financial Reporting Standards (IFRS), in each case as issued by the International Accounting Standards Board (IASB), and reflect all adjustments that are, in the opinion of management, necessary to present fairly our financial position as of June 30, 2022 and our financial performance, comprehensive income and cash flows for the three and six months ended June 30, 2022 (referred to herein as Q2 2022 and 1H 2022, respectively). The Q2 2022 Interim Financial Statements should be read in conjunction with our 2021 audited consolidated financial statements (2021 AFS), which are included in our Annual Report on Form 20-F for the year ended December 31, 2021. The Q2 2022 Interim Financial Statements are presented in United States (U.S.) dollars, which is also Celestica's functional currency. Unless otherwise noted, all financial information is presented in millions of U.S. dollars (except percentages and per share amounts).

The Q2 2022 Interim Financial Statements were authorized for issuance by our board of directors on July 25, 2022.

Use of estimates and judgments:

The preparation of financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, revenue and expenses, and related disclosures with respect to contingent assets and liabilities. We base our judgments, estimates and assumptions on current facts (including, in recent periods, the prolonged impact of coronavirus disease 2019 and related mutations (COVID-19) and global supply chain constraints, and additionally in Q2 2022, the fire event described in note 14), historical experience and various other factors that we believe are reasonable under the circumstances. The economic environment also impacts certain estimates and discount rates necessary to prepare our consolidated financial statements, including significant estimates and discount rates applicable to the determination of the recoverable amounts used in the impairment testing of our non-financial assets. Our assessment of these factors forms the basis for our judgments on the carrying values of our assets and liabilities, and the accrual of our costs and expenses. Actual results could differ materially from our estimates and assumptions. We review our estimates and underlying assumptions on an ongoing basis and make revisions as determined necessary by management. Revisions are recognized in the period in which the estimates are revised and may also impact future periods.

Our review of the estimates, judgments and assumptions used in the preparation of the Q2 2022 Interim Financial Statements included those relating to, among others: our determination of the timing of revenue recognition, the determination of whether indicators of impairment existed for our assets and cash generating units (CGUs1), our measurement of deferred tax assets and liabilities, our estimated inventory provisions and expected credit losses, customer creditworthiness, and the determination of the fair value of assets acquired and liabilities assumed in connection with a business combination. Any revisions to estimates, judgments or assumptions may result in, among other things, write-downs or impairments to our assets or CGUs, and/or adjustments to the carrying amount of our accounts receivable and/or inventories, or to the valuation of our deferred tax assets, any of which could have a material impact on our financial performance and financial condition.

1 CGUs are the smallest identifiable group of assets that cannot be tested individually and generate cash inflows that are largely independent of those of other assets or groups of assets, and can be comprised of a single site, a group of sites, or a line of business.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
Accounting policies:

The Q2 2022 Interim Financial Statements are based on accounting policies consistent with those described in note 2 to our 2021 AFS.

3.           SEGMENT AND CUSTOMER REPORTING

Segments:

Celestica delivers innovative supply chain solutions globally to customers in two operating and reportable segments: Advanced Technology Solutions (ATS) and Connectivity & Cloud Solutions (CCS). Our ATS segment consists of our ATS end market, and is comprised of our Aerospace and Defense (A&D), Industrial (including PCI Private Limited and energy), HealthTech and Capital Equipment businesses. Our CCS segment consists of our Communications and Enterprise (servers and storage) end markets. Segment performance is evaluated based on segment revenue, segment income and segment margin (segment income as a percentage of segment revenue). See note 25 to our 2021 AFS for a description of the businesses that comprise our segments, and how segment revenue, segment income and segment margin are determined.

Information regarding the performance of our reportable segments is set forth below:

Revenue by segment:	Three months ended June 30				Six months ended June 30
	2021		2022		2021		2022
		% of total		% of total		% of total		% of total
ATS	$562.6	40%	$695.3	40%	$1,093.9	41%	$1,392.0	42%
CCS	857.7	60%	1,021.9	60%	1,561.3	59%	1,892.1	58%
Communications end market revenue as a % of total revenue		42%		39%		41%		38%
Enterprise end market revenue as a % of total revenue		18%		21%		18%		20%
Total	$1,420.3		$1,717.2		$2,655.2		$3,284.1

Segment income, segment margin, and reconciliation of segment income to IFRS earnings before income taxes:		Three months ended June 30				Six months ended June 30
	Note	2021		2022		2021		2022
			Segment Margin		Segment Margin		Segment Margin		Segment Margin
ATS segment income and margin		$23.2	4.1%	$31.6	4.5%	$44.5	4.1%	$66.7	4.8%
CCS segment income and margin		31.8	3.7%	51.1	5.0%	53.8	3.4%	85.3	4.5%
Total segment income		55.0		82.7		98.3		152.0
Reconciling items:
Finance costs	7	7.6		13.1		15.6		22.9
Employee stock-based compensation (SBC) expense		5.5		13.2		15.6		27.8
Amortization of intangible assets (excluding computer software)		4.9		9.3		9.8		18.6
Other charges (recoveries)	9	2.2		(2.5)		6.8		2.3
IFRS earnings before income taxes		$34.8		$49.6		$50.5		$80.4

Customers:

One customer in our CCS segment represented 10% or more of total revenue (13%) in Q2 2022. One customer in our CCS segment represented 10% or more of total revenue (10%) in the second quarter of 2021 (Q2 2021). No individual customer represented 10% or more of total revenue in 1H 2022 or the first half of 2021 (1H 2021).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Seasonality:

From time to time, we experience some level of seasonality in our quarterly revenue patterns across certain of our businesses. Typically, revenue from our Enterprise end market decreases in the first quarter of the year compared to the previous quarter, and then increases in the second quarter, reflecting an increase in customer demand. We also typically experience our lowest overall revenue levels during the first quarter of each year. There can be no assurance that these patterns will continue. The addition of new customers has also introduced different demand cycles from our existing customers, creating more volatility and unpredictability in our revenue patterns. These and other factors make it difficult to isolate the impact of seasonality on our business.

4.    ACQUISITION

On November 1, 2021, we completed the acquisition of 100% of the shares of PCI Private Limited (PCI), a fully integrated design, engineering and manufacturing solutions provider with five manufacturing and design facilities across Asia. The final purchase price for PCI was $314.7, net of $11.4 of cash acquired. In the first quarter of 2022 (Q1 2022), we finalized the purchase price allocation for the acquisition. In connection therewith, we made the following changes to our preliminary purchase price allocation: increased the carrying value of customer intangible assets by $2.7, increased deferred income taxes liability by $0.5, and decreased goodwill by $2.2. Details of our final purchase price allocation for the PCI acquisition are as follows:

Accounts receivable and other current assets	$68.9
Inventories	83.6
Property, plant and equipment	22.8
Customer intangible assets	176.1
Other non-current assets	6.9
Goodwill	123.8
Accounts payable and accrued liabilities	(121.3)
Other current liabilities	(8.1)
Deferred income taxes and other long-term liabilities	(38.0)
$314.7

Due to the acquisition, our amortization of intangible assets will increase by approximately $18 annually. Goodwill from the acquisition is attributable to our ATS segment and is not tax deductible.

We engaged third-party consultants to provide valuations of certain inventory, property, plant and equipment and intangible assets in connection with our acquisition of PCI. The fair value of the acquired tangible assets was measured by applying the market (sales comparison, brokers' quotes), cost or replacement cost, or the income (discounted cash flow) approach, as deemed appropriate. The valuation of the intangible assets by the third-party consultants was primarily based on the income approach using a discounted cash flow model and forecasts based on management's subjective estimates and assumptions. Various Level 2 and 3 data inputs of the fair value measurement hierarchy (described in note 20 to the 2021 AFS) were used in the valuation of the foregoing assets.

We recorded Acquisition Costs (defined in note 9) of $0.2 and $0.4 during Q2 2022 and 1H 2022, respectively (Q2 2021 and 1H 2021 — nil) related to our acquisition of PCI. See note 9 for a description of aggregate Acquisition Costs (Recoveries) incurred in each of the foregoing periods.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
5.             ACCOUNTS RECEIVABLE

Accounts receivable (A/R) sales program and supplier financing programs (SFPs):
We are party to an agreement with a third-party bank to sell up to $300.0 in A/R on an uncommitted basis, subject to pre-determined limits by customer. This agreement provides for automatic annual one-year extensions, and may be terminated at any time by the bank or by us upon 3 months’ prior notice, or by the bank upon specified defaults. Under our A/R sales program, we continue to collect cash from our customers and remit amounts collected to the bank weekly.

As of June 30, 2022, we participate in three customer SFPs, pursuant to which we sell A/R from the relevant customer to third-party banks on an uncommitted basis. The SFPs have an indefinite term and may be terminated at any time by the customer or by us upon specified prior notice. Under our SFPs, the third-party banks collect the relevant receivables directly from these customers.

At June 30, 2022, we sold $225.4 of A/R (December 31, 2021 — $45.8) under our A/R sales program, and $166.6 of A/R under the SFPs (December 31, 2021 — $98.0). The A/R sold under each of these programs are de-recognized from our A/R balance, and the proceeds are reflected as cash provided by operating activities in our consolidated statement of cash flows. Upon sale, we assign the rights to the A/R to the banks. A/R are sold net of discount charges, which are recorded as finance costs in our consolidated statement of operations.

Contract assets:

At June 30, 2022, our A/R balance included $243.6 (December 31, 2021 — $253.5) of contract assets recognized as revenue in accordance with our revenue recognition accounting policy.

6.             INVENTORIES
We record inventory provisions, net of valuation recoveries, in cost of sales. Inventory provisions reflect write-downs in the value of our inventory to net realizable value, and valuation recoveries primarily reflect gains on the disposition of previously written-down inventory. We recorded net inventory provisions of $5.7 and $8.2 for Q2 2022 and 1H 2022, respectively (Q2 2021 and 1H 2021— provisions of $0.5 and $2.9, respectively). The accounting treatment of inventories destroyed by a fire in Q2 2022 is described in notes 9 and 14.
We receive cash deposits from certain of our customers primarily to help mitigate the impact of higher inventory levels carried due to the current constrained materials environment, and to reduce risks related to excess and/or obsolete inventory. Such deposits as of June 30, 2022 totaled $525.7 (December 31, 2021 — $434.0), and were recorded in accrued and other current liabilities on our consolidated balance sheet.

7.          CREDIT FACILITIES AND LEASE OBLIGATIONS

We are party to a credit agreement (Credit Facility) with Bank of America, N.A., as Administrative Agent, and the other lenders party thereto, which as of a December 6, 2021 amendment thereto, includes a term loan in the original principal amount of $350.0 (Initial Term Loan), a new term loan in the original principal amount of $365.0 (Incremental Term Loan), and a $600.0 revolving credit facility (Revolver). Prior to such amendment, the Credit Facility included the Initial Term Loan, a term loan in the original principal amount of $250.0 (Terminated Term Loan), the outstanding borrowings under which were fully repaid on December 6, 2021 with a portion of the proceeds of the Incremental Term Loan, and commitments of $450.0 under the Revolver. See note 11 to the 2021 AFS for additional detail regarding the amendments to our Credit Facility in December 2021. The Initial Term Loan and the Incremental Term Loan are collectively referred to as the Term Loans.

The Initial Term Loan matures in June 2025. The Incremental Term Loan and the Revolver each mature on March 28, 2025, unless either (i) the Initial Term Loan has been prepaid or refinanced or (ii) commitments under the Revolver are available and have been reserved to repay the Initial Term Loan in full, in which case the Incremental Term Loan and Revolver each mature on December 6, 2026.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
The Credit Facility has an accordion feature that allows us to increase the Term Loans and/or commitments under the Revolver by $150.0, plus an unlimited amount to the extent that a specified leverage ratio on a pro forma basis does not exceed specified limits, in each case on an uncommitted basis and subject to the satisfaction of certain terms and conditions.

Borrowings under the Revolver bear interest, depending on the currency of the borrowing and our election for such currency, at LIBOR, Base Rate, Canadian Prime, an Alternative Currency Daily Rate, or an Alternative Currency Term Rate (each as defined in the Credit Facility) plus a specified margin. The margin for borrowings under the Revolver and the Incremental Term Loan ranges from 1.50% — 2.25% for LIBOR borrowings and Alternative Currency borrowings, and between 0.50% — 1.25% for Base Rate and Canadian Prime borrowings, in each case depending on the rate we select and our consolidated leverage ratio (as defined in the Credit Facility). Commitment fees range between 0.30% and 0.45% depending on our consolidated leverage ratio. The Initial Term Loan currently bears interest at LIBOR plus 2.125%. The Incremental Term Loan currently bears interest at LIBOR plus 2.0%. See note 11 for a description of the LIBOR successor provisions under the Credit Facility. Prior to the amendments to our Credit Facility in December 2021, the margin for borrowings under the Revolver ranged from 0.75% to 2.5%, commitment fees ranged between 0.35% and 0.50%, in each case depending on the rate we selected and our consolidated leverage ratio, the Initial Term Loan bore interest at LIBOR plus 2.125%, and the Terminated Term Loan bore interest at LIBOR plus 2.5%.

The Incremental Term Loan requires quarterly principal repayments of $4.5625, and each of the Term Loans requires a lump sum repayment of the remainder outstanding at maturity. The Initial Term Loan required quarterly principal repayments of $0.875, all of which were paid by the first half of 2020. We are also required to make annual prepayments of outstanding obligations under the Credit Facility (applied first to the Term Loans, then to the Revolver, in the manner set forth in the Credit Facility) ranging from 0% — 50% (based on a defined leverage ratio) of specified excess cash flow for the prior fiscal year. No prepayments based on 2021 excess cash flow will be required in 2022. In addition, prepayments of outstanding obligations under the Credit Facility (applied as described above) may also be required in the amount of specified net cash proceeds received above a specified annual threshold (including proceeds from the disposal of certain assets). No Credit Facility prepayments based on 2021 net cash proceeds will be required in 2022. Any outstanding amounts under the Revolver are due at maturity.

Activity under our Credit Facility during 2021 and 1H 2022 is set forth below:

	Revolver	Term loans
Outstanding balances as of December 31, 2020	$—	$470.4
Amount repaid in Q1 2021(1)	—	(30.0)
Amount borrowed in Q4 2021(2)	220.0	365.0
Amount repaid in Q4 2021(2)	(220.0)	(145.0)
Outstanding balances as of December 31, 2021	$—	$660.4
Amount repaid in Q1 2022(3)	—	(4.5625)
Amount repaid in Q2 2022(3)		(4.5625)
Outstanding balances as of June 30, 2022	$—	$651.3
(1)    Represents a prepayment under the Terminated Term Loan.
(2)    On October 27, 2021, we borrowed $220.0 under the Revolver to fund a portion of the PCI acquisition price in November 2021 (see note 4). On December 6, 2021, upon receipt of the net proceeds from the $365.0 Incremental Term Loan, we repaid all remaining amounts outstanding under the Terminated Term Loan ($145.0), and repaid $215.0 of the $220.0 borrowed under the Revolver. On December 29, 2021, we repaid the remaining $5.0 outstanding under the Revolver.
(3)    Represents the scheduled quarterly principal repayment under the Incremental Term Loan.

At June 30, 2022 and December 31, 2021, we were in compliance with all restrictive and financial covenants under the Credit Facility.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
The following tables set forth, at the dates shown: outstanding borrowings under the Credit Facility, excluding ordinary course letters of credit (L/Cs); notional amounts under our interest rate swap agreements; and outstanding lease obligations:

	Outstanding borrowings		Notional amounts under interest rate swaps (note 11)
	December 31 2021	June 30 2022	December 31 2021	June 30 2022
Borrowings under the Revolver	$—	$—	$—	$—
Borrowings under term loans:
Initial Term Loan	$295.4	$295.4	$100.0	$100.0
Incremental Term Loan	365.0	355.9	100.0	230.0
Total	$660.4	$651.3	$200.0	$330.0
Total borrowings under Credit Facility	$660.4	$651.3
Unamortized debt issuance costs related to our term loans (1)	(4.6)	(4.2)
Lease obligations(2)	138.6	157.3
	$794.4	$804.4
Total Credit Facility and lease obligations:
Current portion	$51.5	$69.5
Long-term portion	742.9	734.9
	$794.4	$804.4

(1)We incur debt issuance costs upon execution of, subsequent security arrangements under, and amendments to the Credit Facility. No debt issuance costs were incurred in Q2 2022, Q2 2021, or 1H 2021. Debt issuance costs incurred in Q1 2022 in connection with our Revolver totaling $0.3 were deferred as other assets on our consolidated balance sheet and are amortized on a straight line basis over the remaining term of the Revolver. Debt issuance costs incurred in Q1 2022 in connection with our Term Loans totaling $0.3 were deferred as long-term debt on our consolidated balance sheet and are amortized over their respective terms using the effective interest rate method.
(2)These lease obligations represent the present value of unpaid lease payments which have been discounted using our incremental borrowing rate on the lease commencement dates. In addition to these lease obligations, we have commitments under additional real property leases not recognized as liabilities as of June 30, 2022 or December 31, 2021 (as applicable) because all (or a portion of) such leases had not yet commenced as of such dates. A description of, and minimum lease obligations under, these leases are disclosed in note 24 to the 2021 AFS.

The following table sets forth, at the dates shown, information regarding outstanding L/Cs, surety bonds and overdraft facilities:

	December 31 2021	June 30 2022
Outstanding L/Cs under the Revolver	$21.0	$21.0
Outstanding L/Cs and surety bonds outside the Revolver	27.1	31.3
Total	$48.1	$52.3
Available uncommitted bank overdraft facilities	$198.5	$198.5
Amounts outstanding under available uncommitted bank overdraft facilities	$—	$—

Finance costs consist of interest expense and fees related to our Credit Facility (including debt issuance and related amortization costs), our interest rate swap agreements, our A/R sales program and the SFPs, and interest expense on our lease obligations, net of interest income earned.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
8.            CAPITAL STOCK

SVS Repurchase Plans:
In recent years, we have repurchased SVS in the open market, or as otherwise permitted, for cancellation through normal course issuer bids (NCIBs), which allow us to repurchase a limited number of SVS during a specified period. The maximum number of SVS we are permitted to repurchase for cancellation under each NCIB is reduced by the number of SVS purchased by a broker in the open market during the term of such NCIB to satisfy delivery obligations under our SBC plans. We from time-to-time enter into automatic share purchase plans (ASPPs) with a broker, instructing the broker to purchase our SVS in the open market on our behalf, either for cancellation under an NCIB (NCIB ASPPs) or for delivery obligations under our SBC plans (SBC ASPPs), including during any applicable trading blackout periods, up to specified maximums (and subject to certain pricing and other conditions) through the term of each ASPP.

On November 19, 2020, the TSX accepted our notice to launch an NCIB (2020 NCIB), which allowed us to repurchase, at our discretion, from November 24, 2020 until the earlier of November 23, 2021 or the completion of purchases thereunder, up to approximately 9.0 million SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. We entered into NCIB ASPPs in each of December 2020, March 2021 and June 2021, all of which have since expired. At December 31, 2020, we accrued $15.0, representing the estimated contractual maximum number of permitted SVS repurchases (Contractual Maximum) under the December 2020 NCIB ASPP (2.0 million SVS). This accrual was reversed in 1H 2021. At June 30, 2021, we accrued $18.9, representing the estimated Contractual Maximum (2.3 million SVS) under the June 2021 NCIB ASPP. This accrual was reversed in the third quarter of 2021. In Q2 2021 and 1H 2021, we repurchased an aggregate of 0.5 million SVS under applicable NCIB ASPPs.

On December 2, 2021, the TSX accepted our notice to launch a new NCIB (2021 NCIB). The 2021 NCIB allows us to repurchase, at our discretion, from December 6, 2021 until the earlier of December 5, 2022 or the completion of purchases thereunder, up to approximately 9.0 million of our SVS in the open market, or as otherwise permitted, subject to the normal terms and limitations of such bids. As of June 30, 2022, approximately 2.7 million SVS remain available for repurchase under the 2021 NCIB either for cancellation or SBC delivery purposes.

In each of December 2021 and June 2022, we entered into an NCIB ASPP, each of which expired prior to or on June 30, 2022. We recorded an accrual at December 31, 2021 of $7.5, representing the estimated Contractual Maximum (0.7 million SVS) under the December 2021 NCIB ASPP, which was reversed in 1H 2022. There was no such accrual at June 30, 2022. In Q2 2022 and 1H 2022, we repurchased 0.4 million and 0.6 million SVS, respectively, for cancellation under those NCIB ASPPs (see chart below).
In each of December 2021 and May 2022, we entered into an SBC ASPP, each of which expired prior to June 30, 2022. We recorded an accrual at December 31, 2021 of $33.8, representing the estimated Contractual Maximum (3.0 million SVS) under the December 2021 SBC ASPP, which was reversed in 1H 2022. There was no such accrual at June 30, 2022. In Q2 2022 and 1H 2022, we repurchased 0.9 million and 3.9 million SVS for SBC plan delivery obligations under those SBC ASPPs (see chart below).

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
SVS repurchases:
Information regarding SVS repurchase activities for the periods indicated is set forth below:

	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022
Aggregate cost(1) of SVS repurchased for cancellation (2)	$13.4	$9.8	$18.7	$17.6
Number of SVS repurchased for cancellation (in millions) (3)	1.6	1.0	2.2	1.7
Weighted average price per share for repurchases	$8.28	$10.30	$8.30	$10.80
Aggregate cost(1) of SVS repurchased for delivery under SBC plans (see below)	$—	$10.1	$—	$44.9
Number of SVS repurchased for delivery under SBC plans (in millions) (4)	—	0.9	—	3.9
(1)Includes transaction fees.
(2)For Q2 2021 and 1H 2021, excludes an accrual of $18.9 we recorded at June 30, 2021 for the estimated Contractual Maximum under the June 2021 NCIB ASPP.
(3)For Q2 2021 and 1H 2021, includes 0.5 million ASPP purchases of SVS for cancellation. For Q2 2022 and 1H 2022, includes 0.4 million and 0.6 million ASPP purchases of SVS for cancellation, respectively.
(4)For Q2 2022 and 1H 2022, includes 0.9 million and 3.9 million ASPP purchases of SVS for SBC delivery obligations, respectively.

SBC:

From time to time, we pay cash to a broker to purchase SVS in the open market to satisfy delivery requirements under our SBC plans. At June 30, 2022, the broker held 2.5 million SVS with a value of $28.4 (December 31, 2021 — 1.4 million SVS with a value of $15.1) for this purpose, which we report as treasury stock on our consolidated balance sheet. We used 2.9 million SVS held by the broker (including additional SVS purchased during 1H 2022) to settle SBC awards that vested during 1H 2022.

We grant restricted share units (RSUs) and performance share units (PSUs), and from time-to-time stock options, to employees under our SBC plans. The majority of RSUs vest one-third per year over a three-year period. Stock options generally vest 25% per year over a four-year period. The number of outstanding PSUs that will actually vest will vary from 0% to 200% of a target amount granted based on the level of achievement of a pre-determined non-market performance measurement in the final year of a three-year performance period, subject to modification by each of a separate pre-determined non-market financial target and our relative Total Shareholder Return (TSR) performance over the three-year vesting period. The portion of our expense that relates to non-TSR-based performance is subject to adjustment in any period to reflect changes in the estimated level of achievement of pre-determined goals and financial targets. We also grant deferred share units (DSUs) and RSUs (under specified circumstances) to directors as compensation under our Directors' Share Compensation Plan. See note 2(l) to the 2021 AFS for further detail.

Information regarding RSU, PSU, and DSU grants to employees and directors, as applicable, for the periods indicated is set forth below (no stock options were granted in any such period):

	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022
RSUs Granted:
Number of awards (in millions)	0.2	0.2	2.6	1.9
Weighted average grant date fair value per unit	$8.30	$11.01	$8.13	$12.30

PSUs Granted:
Number of awards (in millions, representing 100% of target)	0.1	0.1	1.9	1.3
Weighted average grant date fair value per unit	$8.94	$12.42	$8.82	$14.27

DSUs Granted:
Number of awards (in millions)	0.03	0.03	0.06	0.06
Weighted average grant date fair value per unit	$7.85	$9.72	$8.10	$10.70

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)

Information regarding employee and director SBC expense for the periods indicated is set forth below:

	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022
Employee SBC expense in cost of sales	$1.4	$5.3	$6.3	$10.9
Employee SBC expense in SG&A	4.1	7.9	9.3	16.9
Total	$5.5	$13.2	$15.6	$27.8
Director SBC expense in SG&A (1)	$0.5	$0.5	$1.0	$1.1
(1) Expense consists of director compensation to be settled with SVS, or SVS and cash, as elected by each director.

9.             OTHER CHARGES (RECOVERIES)

	Three months ended June 30		Six months ended June 30
	2021	2022	2021	2022
Restructuring (a)	$3.0	$0.9	$8.8	$4.0
Transition Costs, net of Transaction Recoveries (b)	—	(3.6)	0.1	(2.1)
Acquisition Costs (Recoveries) and Other (c)	(0.8)	0.2	(2.1)	0.4
	$2.2	$(2.5)	$6.8	$2.3

In addition to the items set forth above, other charges (recoveries) for Q2 2022 and 1H 2022 included approximately $92 in charges representing write-downs recorded in Q2 2022 to inventories, a building and equipment resulting from the fire event described in note 14 below, and an equivalent amount in recoveries, as we expect to fully recover the written-down amounts pursuant to the terms and conditions of our insurance policies. As a result, such event had no net impact on other charges (recoveries) during Q2 2022 or 1H 2022.

(a)    Restructuring:

Our restructuring activities for Q2 2022 and 1H 2022 consisted primarily of actions to adjust our cost base to address reduced levels of demand in certain of our businesses and geographies.

We recorded cash restructuring charges of $0.3 and $3.1 in Q2 2022 and 1H 2022, respectively, consisting primarily of employee termination costs. We recorded non-cash restructuring charges of $0.6 and $0.9 in Q2 2022 and 1H 2022, respectively, consisting primarily of the write-down of assets related to disengaging programs in Q1 2022 and write-down of right-of-use assets in connection with vacated properties in Q2 2022. In Q2 2021 and 1H 2021, we recorded cash charges of $2.5 and $8.2, respectively, primarily for employee termination costs, and non-cash charges of $0.5 and $0.6, respectively, reflecting the write-down of both equipment related to disengaged programs and right-of-use assets in connection with vacated properties. At June 30, 2022, our restructuring provision was $5.8 (December 31, 2021 — $6.1), which we recorded in the current portion of provisions on our consolidated balance sheet.

(b)    Transition Costs:

Transition Costs consist of costs recorded in connection with: (i) the relocation of our Toronto manufacturing operations, and the move of our corporate headquarters into and out of a temporary location during, and upon completion, of the construction of space in a new office building at our former location (all in connection with the 2019 sale of our Toronto real property); (ii) the transfer of manufacturing lines from closed sites to other sites within our global network; and (iii) consistent with the treatment of our Toronto real property sale, the sale of real properties unrelated to restructuring actions (Property Dispositions). Transition Costs consist of direct relocation and duplicate costs (such as rent expense, utility costs, depreciation charges, and personnel costs) incurred during the transition periods, as well as cease-use and other costs incurred in connection with idle or vacated portions of the relevant premises that we would not have incurred but for these relocations, transfers and dispositions. Transition Recoveries consist of any gains recorded in connection with Property Dispositions. We incurred no Transition Costs during Q2 2022 and $1.5 of Transition Costs during 1H 2022, related primarily to the disposal of assets reclassified as held for

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
sale in Q1 2022. In Q2 2022 and 1H 2022, we recorded $3.6 in Transition Recoveries, reflecting the gain on the disposal of such assets held for sale. In Q2 2021, we recorded no Transition Costs or Transition Recoveries. In 1H 2021, we recorded $0.1 of Transition Costs pertaining to the transfer of manufacturing lines from closed sites to other sites within our global network, and no Transition Recoveries.
(c)    Acquisition Costs (Recoveries) and Other:

We incur consulting, transaction and integration costs relating to potential and completed acquisitions. We also incur charges or releases related to the subsequent re-measurement of indemnification assets or the release of indemnification or other liabilities recorded in connection with acquisitions, when applicable. Collectively, these costs, charges and releases are referred to as Acquisition Costs (Recoveries).

We recorded Acquisition Costs of $0.2 and $0.4 during Q2 2022 and 1H 2022, respectively, all related to the acquisition of PCI (see note 4), and no Acquisition Recoveries. No Acquisition Costs (Recoveries) were incurred during Q2 2021. Net Acquisition Recoveries of $0.8 recorded during Q1 2021 and 1H 2021 consisted of $0.4 in consulting costs related to potential acquisitions and $1.2 of releases related to certain indirect tax liabilities previously recorded in connection with our acquisition of Impakt Holdings, LLC in November 2018. Other consists of legal recoveries of $0.8 in Q2 2021 and $1.3 in 1H 2021 in connection with the settlement of class action lawsuits (for component parts purchased in prior periods) in which we were a plaintiff.

10.         INCOME TAXES

Our income tax expense or recovery for each quarter is determined by multiplying the earnings or losses before tax for such quarter by management’s best estimate of the weighted-average annual income tax rate expected for the full year, taking into account the tax effect of certain items recognized in the interim period. As a result, the effective income tax rates used in our interim financial statements may differ from management’s estimate of the annual effective tax rate for the annual financial statements. Our estimated annual effective income tax rate varies as the quarters progress, for various reasons, including as a result of the mix and volume of business in various tax jurisdictions within the Americas, Europe and Asia, in jurisdictions with tax holidays and tax incentives, and in jurisdictions for which no net deferred income tax assets have been recognized because management believes it is not probable that future taxable profit will be available against which tax losses and deductible temporary differences could be utilized. Our annual effective income tax rate can also vary due to the impact of restructuring charges, foreign exchange fluctuations, operating losses, cash repatriations, and changes in our provisions related to tax uncertainties.
Our Q2 2022 net income tax expense was $14.0. Our 1H 2022 net income tax expense of $23.0 was favorably impacted by $4.9 in reversals of tax uncertainties in one of our Asian subsidiaries. Taxable foreign exchange impacts were not significant in either Q2 2022 or 1H 2022.

Our Q2 2021 net income tax expense of $8.5 included a $2.0 tax expense arising from taxable temporary differences associated with the anticipated repatriation of undistributed earnings from one of our Chinese subsidiaries (Chinese Repatriation Expense). Our 1H 2021 net income tax expense of $13.7 included the $2.0 Chinese Repatriation Expense, partly offset by $1.1 in reversals of tax uncertainties in one of our Asian subsidiaries that completed its liquidation and dissolution during 1H 2021. Taxable foreign exchange impacts were not significant in either Q2 2021 or 1H 2021.

11.          FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

Our financial assets are comprised primarily of cash and cash equivalents, A/R, and derivatives used for hedging purposes. Our financial liabilities are comprised primarily of accounts payable, certain accrued and other liabilities, the Term Loans, borrowings under the Revolver, lease obligations, and derivatives.

Interest rate risk:

Borrowings under the Credit Facility expose us to interest rate risk due to the potential variability of market interest rates. In order to partially hedge against our exposure to interest rate variability on our Term Loans, we have entered into various agreements with third-party banks to swap the variable interest rate (based on LIBOR plus a margin) with a fixed rate of interest

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
for a portion of the borrowings under our Term Loans. At June 30, 2022, we had: (i) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings that expire in August 2023 (Initial Swaps); (ii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings, for which the cash flows commence upon the expiration of the Initial Swaps and continue through June 2024 (First Extended Initial Swaps); (iii) interest rate swaps hedging the interest rate risk associated with $100.0 of our Initial Term Loan borrowings (and any subsequent term loans replacing the Initial Term Loan), for which the cash flows commence upon the expiration of the First Extended Initial Swaps and continue through December 2025 (Second Extended Initial Swaps); (iv) interest rate swaps hedging the interest rate risk associated with $100.0 of outstanding borrowings under the Incremental Term Loan that expire in December 2023 (Incremental Swaps); (v) interest rate swaps hedging the interest rate risk associated with $100.0 of our Incremental Term Loan borrowings, for which the cash flows commence upon the expiration of the Incremental Swaps and continue through December 2025 (First Extended Incremental Swaps); and (vi) interest rate swaps hedging the interest rate risk associated with an additional $130.0 of our Incremental Term Loan borrowings that expire in December 2025 (Additional Incremental Swaps). We have an option to cancel up to $50.0 of the notional amount of the Additional Incremental Swaps from January 2024 through October 2025.

At June 30, 2022, the interest rate risk related to $321.3 of borrowings under the Credit Facility was unhedged, consisting of unhedged amounts outstanding under the Term Loans ($195.4 under the Initial Term Loan and $125.9 under the Incremental Term Loan), and no amounts outstanding (other than ordinary course L/Cs) under the Revolver. See note 7.

At June 30, 2022, the fair value of our interest rate swap agreements was an unrealized gain of $8.6, which we recorded in other non-current assets on our consolidated balance sheet. At December 31, 2021, the fair value of our interest rate swap agreements was a net unrealized loss of $6.9, consisting of aggregate unrealized losses of $7.4, which we recorded in other non-current liabilities on our consolidated balance sheet, and aggregate unrealized gains of $0.5, which we recorded in other non-current assets on our consolidated balance sheet. The unrealized portion of the change in fair value of the swaps is recorded in other comprehensive income (loss) (OCI). The realized portion of the change in fair value of the swaps is released from accumulated OCI and recognized under finance costs in our consolidated statement of operations when the hedged interest expense is recognized.

Global reform of major interest rate benchmarks is currently underway, including the anticipated replacement of some Interbank Offered Rates (including LIBOR) with alternative nearly risk-free rates. See note 2, "Recently issued accounting standards and amendments" of the 2021 AFS. We have obligations under our Credit Facility, certain lease arrangements and derivative instruments that are indexed to LIBOR (LIBOR Agreements). The interest rates under these agreements are subject to change when relevant LIBOR benchmark rates cease to exist. There remains uncertainty over the timing and methods of transition to such alternate rates.
Our Credit Facility provides that when the administrative agent, the majority of lenders or we determine that LIBOR (or the corresponding rate for any Alternative Currency, as defined in the Credit Facility), is unavailable or being replaced (or, in the case of LIBOR borrowings under the Revolver and the Incremental Term Loan, at our joint election with the administrative agent), then we and the administrative agent may amend the underlying credit agreement to reflect a successor rate as specified therein. Once LIBOR becomes unavailable, if no successor rate has been established, applicable loans under the Credit Facility accruing interest at LIBOR will convert to Base Rate loans. The Credit Facility has not yet been amended to reflect a successor rate for LIBOR. Certain of our lease arrangements that include progress payments provide that a successor rate will be determined by the lessor when LIBOR ceases to be available or is no longer representative, or if earlier, by mutually-agreed amendments to the lease agreement to adopt a replacement benchmark, but successor rates have not yet been implemented. It remains uncertain when the benchmark transitions will be complete or what replacement rates will be used.

Our variable rate Term Loans are partially hedged with interest rate swap agreements (described above). Hedge ineffectiveness could result due to the cessation of LIBOR, if such agreements transition using a different benchmark or spread adjustment as compared to the underlying hedged debt. The Second Extended Initial Swaps, the First Extended Incremental Swaps and the Additional Incremental Swaps mirror the LIBOR successor provisions under the Credit Facility, but have not yet transitioned to a successor rate. We have also amended the swap agreement with one of the two counterparty banks under the Incremental Swaps (with a notional amount of $50.0) to mirror the LIBOR successor provisions under the Credit Facility, but such swaps have not yet transitioned to the successor rate. Our remaining interest rate swap agreements do not yet have LIBOR successor

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
provisions and will require future amendment. As a result, we cannot assure that benchmark transitions under these interest rate swap agreements will be successful, or if so, what replacement rates will be used.

Our A/R sales program and three customers SFPs that were indexed to LIBOR have transitioned to alternative benchmark rates with predetermined spreads, with no significant impact on our consolidated financial statements.

While we expect that reasonable alternatives to LIBOR benchmarks will be implemented in advance of their cessation dates, we cannot assure that this will be the case. If relevant LIBOR benchmarks are no longer available and the alternative reference rate is higher, interest rates under the affected LIBOR Agreements would increase, which would adversely impact our interest expense, our financial performance and cash flows. We will continue to monitor developments with respect to the cessation of LIBOR, and will evaluate potential impacts on our LIBOR Agreements, processes, systems, risk management methodology and valuations, financial reporting, taxes, and financial results. However, we are currently unable to predict what the future replacement rates or consequences on our operations or financial results will be.

Currency risk:

The majority of our currency risk is driven by operational costs, including income tax expense, incurred in local currencies by our subsidiaries. We cannot predict changes in currency exchange rates, the impact of exchange rate changes on our operating results, nor the degree to which we will be able to manage the impact of currency exchange rate changes. Such changes, including negative impacts on currency exchange rates related to the COVID-19 pandemic, could have a material effect on our business, financial performance and financial condition.

Our major currency exposures at June 30, 2022 are summarized in U.S. dollar equivalents in the following table. The local currency amounts have been converted to U.S. dollar equivalents using spot rates at June 30, 2022.

	Canadian dollar	Euro	Thai baht	Chinese renminbi
Cash and cash equivalents	$13.8	$9.6	$1.1	$12.4
Accounts receivable	6.9	42.8	0.1	20.2
Income taxes and value-added taxes receivable	15.1	0.6	13.9	6.0
Other financial assets	—	3.1	0.3	0.7
Pension and non-pension post-employment liabilities	(76.9)	(0.5)	(18.3)	(0.6)
Income taxes and value-added taxes payable	—	(0.5)	(8.8)	(11.2)
Accounts payable and certain accrued and other liabilities and provisions	(82.6)	(35.0)	(38.8)	(41.8)
Net financial assets (liabilities)	$(123.7)	$20.1	$(50.5)	$(14.3)

We enter into foreign currency forward contracts to hedge our cash flow exposures and foreign currency swaps to hedge the exposures of our monetary assets and liabilities denominated in foreign currencies. While these contracts are intended to reduce the effects of fluctuations in foreign currency exchange rates, our hedging strategy does not mitigate the longer-term impacts of changes to foreign exchange rates.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
At June 30, 2022, we had foreign currency forwards and swaps to trade U.S. dollars in exchange for the following currencies:

Currency	Contract amount in U.S. dollars	Weighted average exchange rate in U.S. dollars (1)	Maximum period in months	Fair value gain (loss)
Canadian dollar	$210.0	$0.79	12	$(4.8)
Thai baht	125.1	0.03	12	(6.1)
Malaysian ringgit	101.9	0.23	12	(2.7)
Mexican peso	47.9	0.05	12	0.4
British pound	0.4	1.25	4	—
Chinese renminbi	32.5	0.15	12	(1.3)
Euro	43.7	1.07	8	1.7
Romanian leu	36.1	0.22	12	(2.0)
Singapore dollar	20.5	0.74	12	(0.4)
Japanese yen	9.7	0.0077	4	1.1
Korean won	5.4	0.0008	4	0.4
Total	$633.2			$(13.7)

Fair values of outstanding foreign currency forward and swap contracts related to effective cash flow hedges where we applied hedge accounting				(10.1)
Fair values of outstanding foreign currency forward and swap contracts related to economic hedges where we record the changes in the fair values of such contracts through our consolidated statement of operations				(3.6)
				$(13.7)
(1)Represents the U.S. dollar equivalent (not in millions) of one unit of the foreign currency, weighted based on the notional amounts of the underlying foreign currency forward and swap contracts outstanding as at June 30, 2022.
At June 30, 2022, the aggregate fair value of our outstanding contracts was a net unrealized loss of $13.7 (December 31, 2021 — net unrealized gain of $1.2), resulting from fluctuations in foreign exchange rates between the contract execution and the period-end date. At June 30, 2022, we recorded $5.8 of derivative assets in other current assets and $19.5 of derivative liabilities in accrued and other current liabilities (December 31, 2021 — $7.4 of derivative assets in other current assets and $6.2 of derivative liabilities in accrued and other current liabilities).

Credit risk:

Credit risk refers to the risk that a counterparty may default on its contractual obligations resulting in a financial loss to us. We believe our credit risk of counterparty non-performance continues to be relatively low. We are in regular contact with our customers, suppliers and logistics providers, and have not experienced significant counterparty credit-related non-performance in 2021 or 1H 2022. However, if a key supplier (or any company within such supplier's supply chain) or customer fails to comply with their contractual obligations, this could result in a significant financial loss to us. We would also suffer a significant financial loss if an institution from which we purchased foreign currency exchange contracts and swaps, interest rate swaps, or annuities for our pension plans defaults on their contractual obligations. With respect to our financial market activities, we have adopted a policy of dealing only with counterparties we deem to be creditworthy. No significant adjustments were made to our allowance for doubtful accounts during Q2 2022, 1H 2022 or the respective prior year periods in connection with our ongoing credit risk assessments.

Liquidity risk:

Liquidity risk is the risk that we may not have cash available to satisfy our financial obligations as they come due. The majority of our financial liabilities recorded in accounts payable, accrued and other current liabilities and provisions are due within 90 days. We manage liquidity risk through maintenance of cash on hand and access to the various financing arrangements described in notes 5 and 7. We believe that cash flow from operating activities, together with cash on hand, cash from accepted sales of A/R, and borrowings available under the Revolver and potentially available under uncommitted intraday and overnight bank overdraft facilities, are sufficient to fund our currently anticipated financial obligations, and will remain available in the current environment. As our A/R sales program and SFPs are each uncommitted, however, there can be no assurance that any participant bank will purchase any of the A/R that we wish to sell.

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CELESTICA INC.
 NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(in millions of U.S. dollars, except percentages and per share amounts)
(unaudited)
12.     COVID-19 GOVERNMENT SUBSIDIES

We qualified for COVID-19-related government subsidies, grants and/or credits (COVID Subsidies) during 2021 from various government authorities, the most significant of which were provided under the Canadian Emergency Wage Subsidy (CEWS) first announced by the Government of Canada in April 2020. We have not applied for further COVID Subsidies since June 2021, and recorded no COVID Subsidies in Q2 2022 or 1H 2022. In Q2 2021 and 1H 2021, we qualified for an estimated aggregate of $6 and $10 of COVID Subsidies, respectively, from various government authorities, which we recognized as a reduction to the related expenses in cost of goods sold (Q2 2021 — $4; 1H 2021 — $7) and SG&A (Q2 2021 — $2; 1H 2021 — $3) on our consolidated statement of operations.

13.         COMMITMENTS AND CONTINGENCIES

Litigation:

In the normal course of our operations, we may be subject to lawsuits, investigations and other claims, including environmental, labor, product, customer disputes, and other matters. Management believes that adequate provisions have been recorded where required. Although it is not always possible to estimate the extent of potential costs, if any, we believe that the ultimate resolution of all such pending matters will not have a material adverse impact on our financial performance, financial position or liquidity.

Taxes and Other Matters:

In 2017, the Brazilian Ministry of Science, Technology, Innovation and Communications issued assessments seeking to disqualify certain research and development expenses of our Brazilian subsidiary for the years 2006 to 2009. As of the end of Q1 2022, this matter was completely resolved with no adjustment to our original filing positions for any relevant year.

In the third quarter of 2021 (Q3 2021), the Romanian tax authorities issued a final assessment in the aggregate amount of approximately 31 million Romanian leu (approximately $7 at period-end exchange rates), for additional income and value-added taxes for one of our Romanian subsidiaries for the 2014 to 2018 tax years. In order to advance our case to the appeals phase and reduce or eliminate potential interest and penalties, we paid the Romanian tax authorities the full amount assessed in Q3 2021 (without agreement to all or any portion of such assessment). We believe that our originally-filed tax return positions are in compliance with applicable Romanian tax laws and regulations, and intend to vigorously defend our position through all necessary appeals or other judicial processes.

The successful pursuit of assertions made by any government authority, including tax authorities, could result in our owing significant amounts of tax or other reimbursements, interest and possibly penalties. We believe we adequately accrue for any probable potential adverse ruling. However, there can be no assurance as to the final resolution of any claims and any resulting proceedings. If any claims and any ensuing proceedings are determined adversely to us, the amounts we may be required to pay could be material, and in excess of amounts accrued.

14.        FIRE EVENT

On June 7, 2022, a fire occurred at our Batam, Indonesia facility. The fire destroyed inventories located at the site with a carrying value of approximately $91, and damaged a building and equipment with an aggregate carrying value of $1. Our manufacturing operations at the site were briefly paused, but have since resumed. We expect to fully recover our tangible losses pursuant to the terms and conditions of our insurance policies. We have written down the inventories destroyed and a building and equipment damaged by the fire, and recorded in other current assets on our consolidated balance sheet an estimated receivable of approximately $92 related to anticipated insurance proceeds. The write-downs and the anticipated insurance recovery (in equivalent amounts) were each recorded in other charges (recoveries), resulting in a net impact of nil to net earnings. See note 9. We determined that this event did not constitute an impairment review triggering event for the applicable CGU, and no impairments to our intangibles or goodwill were recorded in connection therewith.

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